UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5 )

MDC Partners Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

552697104

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[]	Rule 13d-1(c)
[]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552697104

Person 1
1.	(a) Names of Reporting Persons. Robeco Investment Management, Inc.
(b) Tax ID 98-0202744

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) []
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 2,691,080

6. Shared Voting Power 0

7. Sole Dispositive Power 2,691,080

8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,691,080

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.76(see response to Item 4)%

12.	Type of Reporting Person (See Instructions)

IA

Item 1.
(a)	Name of Issuer MDC Partners Inc.
(b)	Address of Issuer's Principal Executive Offices
45 Hazelton Avenue, Toronto, Ontario, Canada, M5R 2E3
Item 2.
(a)	Name of Person Filing Robeco Investment Management, Inc.
(b)	Address of Principal Business Office or, if none, Residence 909 Third Ave., New York, NY 10022
(c)	Citizenship Delaware
(d)	Title of Class of Securities Class A Common Stock
(e)	CUSIP Number 552697104

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[X ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);.
(k)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K).If filing as a non-U.S. institution in accordance with 240.13d-1(b)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 2,691,080
(b)	Percent of class: 9.76%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 2,691,080
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 2,691,080
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
This Schedule is being filed with respect to 2,691,080 shares MDC Partners Inc. (the Class A Common Stock) held by Robeco Investment Management,Inc. (RIM) on 12/31/2009 for the discretionary account of certain clients. By reason of rule 13d-3 under the act RIM may be deemed to be a beneficial owner of such Class A Common Stock. To the knowledge of RIM no person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Class A Common Stock which represents more than 5% of the outstanding shares of the Class A Common Stock refered to in item 4(b) hereof.

Effective January 1, 2007, Boston Partners Asset Management, LLC (BPAM) which was a Delaware limited liability company registered as an investment adviser under section 203 of the Investment Advisers Act of 1940, as amended, merged into its parent company, Robeco Investment Management,Inc. ("RIM"), a Delaware corporation also registered as an investment adviser. RIM has been the parent of BPAM since 2002. Accordingly, reference should be made to BPAM (CIK #0000949682) for any prior filings relating to the holding of shares of common stock described herein.

Effective January 1, 2007, Robeco USA, L.L.C. ("Robeco") which was a Delaware limited liability company registered as an investment adviser under section 203 of the Investment Advisers Act of 1940, as amended, merged into its parent company, Robeco Investment Management,Inc. ("RIM"), a Delaware corporation also registered as an investment adviser. RIM has been the parent of Robeco 2001. Accordingly, reference should be made to Robeco (CIK #0000732926) for any prior filings relating to the holding of shares of common stock described herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 09, 2010
Date
Robeco Investment Management, Inc. /s/ James Noone
Signature
James Noone Senior Compliance Manager
Name/Title
Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
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